Exhibit 1A-2A

3998481 Filed Secretary of State State of California ICC Feb 27 2017 NA Articles of Incorporation of East Bay Permanent Real Estate Cooperative, Inc. Article 1. The name of this corporation is East Bay Permanent Real Estate Cooperative, Inc. Article 2. This corporation is a cooperative corporation organized under the Cooperative Corporation Law. The purpose of this corporation is to engage in any lawful act of activity for which a corporation may be organized under such law. Article 3. The initial street and mailing address of the corporation is: East Bay Permanent Real Estate Cooperative, Inc. 5210 San Pablo Dam Road, Apt. 5 El Sobrante, CA 94803 Article 4. The name and address of the corporation’s initial agent for service of process is: Marissa Ashkar 5210 San Pablo Dam Road, Apt. 5 El Sobrante, CA 94803 Article 5. The voting power of each member of the corporation is equal, and each member is entitled to one vote. Article 6. The proprietary interests of each member of the corporation are unequal and the rules by which the proprietary interests are determined shall be prescribed in the Bylaws of the Corporation. Article 7. The liability of the directors, officers, and members of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Article 8. The corporation is authorized to indemnify the directors, officers, and members of the corporation to the fullest extent permissible under California law. Dated: February 27, 2017 Janelle Orsi, Incorporator